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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.       )*
                                       ------


                             Premier Concepts, Inc.
                            -----------------------
                               (Name of Issuer)

                                 Common Stock
                         ----------------------------
                        (Title of Class of Securities)

                                   740474200
                                --------------
                                (CUSIP Number)


                             John M. Gerber, Esq.
                                Attorney at Law
                        1601 Market Street, Suite 2450
                          Philadelphia, Pennsylvania
                                 (215) 599-5100
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  March 11, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.  740474200

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

          Equisition Capital, LLC
------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member   (a) [ ]
     of a Group*                             (b) [ ]

(3)  SEC Use Only

------------------------------------------------------------------------

(4)  Source of Funds*         Working Capital

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


(6)  Citizenship or Place of Organization         Delaware

Number of Shares              (7)  Sole Voting Power
Beneficially Owned
by Each Reporting                  353,230
Person with                   ----------------------------------

                              (8)  Shared Voting Power

                                        -0-
                              ----------------------------------

                              (9)  Sole Dispositive Power

                                   353,230
                              ----------------------------------

                              (10) Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     353,230
-------------------------------------------------------------------

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [
]

(13) Percent of Class Represented by Amount in Row (11)     19.9%

(14) Type of Reporting Person*     Limited Liability Company


                     *SEE INSTRUCTION BEFORE FILLING OUT!


ITEM 1.   SECURITY AND ISSUER

     This Statement relates to the Common Stock, par value $.002 per share (the "Common Stock"), of Premier Concepts, Inc., a Colorado corporation (the "Company") which has its principal executive offices at 3033 South Parker Road, Suite 120, Aurora, Colorado 80014.


ITEM 2.   IDENTITY AND BACKGROUND

     This Statement is being filed by Equisition Capital, LLC, a Delaware limited liability company ("Equisition"), with principal offices at 1601 Market Street, Suite 2450, Philadelphia, Pennsylvania 19103. Mr. David M. M. Taffet ("Taffet"), President of Equisition, would be deemed to be the direct controlling person of Equisition by virtue of his beneficial ownership of

66-2/3% of the outstanding voting equity securities of Equisition. Taffet is presently employed as President and Manager of Equisition with a business address located at 1601 Market Street, Suite 2450, Philadelphia, Pennsylvania 19103. Equisition and Taffet are hereafter referred to as the "Item 2 Persons". The other principals of Equisition are Mr. Todd M. Spehler, Manager and Chief Executive Officer, and Ms. Therese M. Zangara, Manager and Treasurer. All of such persons are United States citizens.

     During the last five years, neither of the Item 2 Persons nor any of their respective executive officers or managers has been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).
In addition, during the last five years, none such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      All of the shares of common stock purchased by or on behalf of Equisition were acquired with working capital funds.

ITEM 4.   PURPOSE OF TRANSACTION

     The shares of Common Stock owned by Equisition were acquired for investment. Equisition reserves the right to acquire additional securities as well as to dispose of any or all of such securities owned by it at any time or from time to time and at prices determined by it.

     The shares of Common Stock in the Company were acquired by Equisition pursuant to and in accordance with the terms of a First Stock Purchase Agreement dated as of March 11, 1999 (the "Agreement"), a copy of which is attached to this Report as Exhibit 1. Under the terms of the Agreement, Equisition is granted the right to appoint one member to the Company's Board of Directors. That designee is John M. Gerber, who was elected to serve as a member of the Company's Board of Directors effective March 12, 1999.

     The Agreement was executed and delivered pursuant to and in accordance with the terms and conditions of an Agreement Regarding Basic Terms between the Company, on the one hand, and Infusion Capital Partners, LLC ("Infusion"), on the other (hereafter "Basic Agreement") which provides for the execution and delivery of (i) a Management Services Agreement between the Company and Infusion, (ii) the execution and delivery of the Agreement hereinabove described and (iii) the future execution and delivery, subject to the approval of such agreement by the shareholders of the Company, of the Second Stock Purchase Agreement (the "Second Agreement"), pursuant to which the Company has agreed to sell to a designee of Infusion an aggregate of 446,770 shares of Series A Convertible Preferred Stock (the "Preferred Stock") and warrants exercisable to purchase an additional 160,000 shares of Common Stock at an exercise price of $.625 per share, for an aggregate consideration of $279,231.25. While no decision has been made determining the identity of the investor under the Second Agreement, it is possible that Equisition will serve as such investor and purchase the securities covered by the Second Purchase Agreement, subject to the conditions precedent thereto. Taffet is the principal manager and officer and controlling member of Infusion.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Equisition is the beneficial owner of and has the power to vote and dispose of 353,230 shares of Common Stock, constituting 19.9% of the outstanding shares of Common Stock as of the date of the information most recently available to Equisition. As noted in Item 2 hereof, Mr. David M. M. Taffet may be deemed to be the controlling person of Equisition.

     To the best of their knowledge, except as described herein, neither of the Item 2 Persons nor any of their officers or managers beneficially owns any additional shares of the Company's Common Stock. In addition, except as described herein, neither of the Item 2 Persons nor any of their officers or managers has effected any transactions in the Common Stock during the past sixty (60) days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Company and Equisition entered into the Agreement attached hereto as
Exhibit 1.  In addition, see Item 2 hereof.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     1.   First Stock Purchase Agreement


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              March 22, 1999
                              -------------------------------------
                              (Date)


                              EQUISITION CAPITAL, LLC,
                              a Delaware limited liability company,


                              /s/ David M. M. Taffet
                              -------------------------------------
                              (Signature)

                              David M. M. Taffet, President
                              -------------------------------------
                              (Name/Title)